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Pricing Supplement No. 50 dated December 2, 2004 (to Prospectus dated August 6, 2003 and Prospectus Supplement dated August 6, 2003)	Filed under Rule 424(b)(3) File No. 333-107132

SLM Corporation
Medium Term Notes, Series A
Due 9 Months or Longer From the Date of Issue

Principal Amount:	$25,000,000	Floating Rate Notes:	☐	Fixed Rate Notes:	☐ Other: ☒
					See below and Page 2 of this Pricing Supplement

Original Issue Date:	January 4, 2005	Closing Date: January 4, 2005			CUSIP Number: 78442F DC 9

Maturity Date:	December 15, 2014	Option to Extend Maturity:	☒ No ☐ Yes		Specified Currency: U.S. Dollars
		If Yes, Final Maturity Date:

Redemption of the Notes:

Redeemable at the Option of the Company:	☐ No ☒ Yes	Redemption Price:	100% of the principal amount of the Notes plus accrued and unpaid interest to the date fixed for redemption.

		Redemption Dates:	The 15th of each month, beginning December 15, 2009, and through the remaining term of the Notes, upon at least 20 Business Days written notice to holders of the Notes.

Repayment at the Option of the Holder:	☒ No ☐ Yes	Repayment Price:	Not Applicable.

		Repayment Dates:	Not Applicable.

        The Notes being offered by this Pricing Supplement will bear interest at the following interest rates, as more fully set forth below:

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  for the period from and including the Closing Date to but excluding February 15, 2005, the interest rate on the Notes will be 4.500% per annum;

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  for the period from and including February 15, 2005 through and including December 14, 2009, the interest rate on the Notes will be a Floating Rate determined by reference to the Consumer Price Index plus the Spread and will be subject to the Minimum Interest Rate; and

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  for the period from and including December 15, 2009 to but excluding the Maturity Date, unless earlier redeemed, the interest rate on the Notes will be 6.500% per annum.

Obligations of SLM Corporation and any subsidiary of SLM Corporation are not guaranteed by the full faith and credit of the United States of America. Neither SLM Corporation nor any subsidiary of SLM orporation (other than Student Loan Marketing Association) is a government-sponsored enterprise or an instrumentality of the United States of America.

Morgan Stanley

December 2, 2004

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Applicable to Fixed Rate Periods Only:

Interest Rates:	a)	For the period from and including the Closing Date to but excluding February 15, 2005, the interest rate on	Interest Period(s):	a)	From and including the Closing Date to but excluding February 15, 2005; and
		the Notes will be 4.500% per annum; and		b)	From and including the 15th of each month, beginning on December 15th, 2009, to and including the 14th of the
	b)	For the period from and including December 15, 2009 through but excluding the Maturity Date, unless earlier redeemed, the interest rate on the Notes will be 6.500% per annum.			next succeeding month, for the remaining term of the Notes, unless earlier redeemed. No adjustment to period end dates for accrual purposes.

			Interest Payment Date(s):	a)	February 15, 2005; and
				b)	Unless earlier redeemed, the 15th of each month, beginning January 15, 2010, subject to adjustment in accordance with the following business day convention.

Applicable to Floating Rate Periods Only:

Floating Rate Index:

☐ CD Rate		Spread:	1.250%

☐ Commercial Paper Rate

☐ CMT Rate		Interest Rate Reset Period:	Monthly, beginning on February 15, 2005.

☐ Federal Funds Rate

☐ LIBOR		Minimum Interest Rate:	0.00%.

☐ Prime Rate

☒ Other—Consumer Price Index-Linked, subject to the Minimum Interest Rate.			Maximum Interest Rate: N/A.

Reset Date(s):	For the period from and including February 15, 2005 through and including December 14, 2009, the 15th of each month, with no adjustment.	Interest Determination Dates:	Each Reset Date.

Interest Periods:	From and including the previous Reset Date (or February 15, 2005, in the case of the Interest Period beginning on February 15, 2005) to but excluding the current Reset Date, through the Interest Period ending on December 14, 2009, with no adjustment to interest period end dates.	Interest Payment Date(s):	For the period from and including the March 15, 2005 through and including December 15, 2009, the 15th of each month, beginning on March 15, 2005. If an Interest Payment Date falls on a day that is not a Business Day, we will pay the interest on the next Business Day. No interest will accrue on that payment for the period from and after the original Interest Payment Date to the date we make the payment.

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Day Count Convention:	Actual/Actual.
Form:	Book-entry.
Denominations:	$10,000 minimum and integral multiples of $1,000 in excess thereof.
Trustee:	JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank.
Agent:	Morgan Stanley & Co. Incorporated is acting as the underwriter in connection with this issuance.
Calculation Agent:	SLM Corporation.
Issue Price:
Variable Price Reoffer. The underwriter proposes to offer the Notes for sale, from time to time, in one or more negotiated transactions, at prices that may be different than par. These sales may occur at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.
Net Proceeds:
Under the terms of this variable price reoffer, the underwriter has agreed to purchase the Notes from us at 98.00% of their principal amount ($24,500,000 aggregate proceeds to us, before deducting expenses payable by us), plus accrued interest, if any, from January 4, 2005 to the date of delivery.
CUSIP Number:	78442F DC 9.
ISIN Number:	US78442FDC95.

An affiliate of the underwriter has entered into a swap transaction in connection with the Notes and may receive compensation for that transaction.

Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page 6 of this Pricing Supplement.

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ADDITIONAL TERMS OF THE NOTES

Interest Rates for the Notes. The interest rate for the Notes being offered by this Pricing Supplement will be either a floating rate or fixed rate at different times during the life of the Notes as follows:

  •
  the interest rate for the Notes for the Interest Period from and including January 4, 2005 to but excluding February 15, 2005 will be 4.50% per annum;

  •
  the interest rate for the Notes for each Interest Period from and including February 15, 2005 through and including December 14, 2009 will be derived from a formula based on the Consumer Price Index, adjusted on a monthly basis, plus the applicable Spread; and

  •
  unless earlier redeemed, the interest rate for the Notes for each Interest Period from and including December 15, 2009 to but excluding the Maturity Date will be 6.50% per annum.

In no case, however, will the interest rate for the Notes be less than the Minimum Interest Rate listed on page 2 of this Pricing Supplement.

Calculation of the Consumer Price Index-Linked Rate. The interest rate for the Notes being offered by this Pricing Supplement for each Interest Period from and including February 15, 2005 through and including December 14, 2009 will be the rate determined as of the applicable Interest Determination Date pursuant to the following formula:

[(CPIt – CPIt-12) / CPIt-12] + Spread

Where:

    CPIt = Current Index Level of CPI (as defined below), as reported on Bloomberg CPURNSA;

    CPIt-12 = Index Level of CPI 12 months prior to CPIt; and

    Spread = 1.25%.

CPIt for each Reset Date is the CPI for the third calendar month prior to such Reset Date as published and reported in the second calendar month prior to such Reset Date or determined as set forth in this Pricing Supplement. For example, for the Interest Period from and including February 15, 2005 to but excluding March 15, 2005, CPIt will be the CPI for November 2004 and CPIt-12 will be the CPI for November 2003. The CPI for November 2004 will be published by BLS (as defined below) and reported on Bloomberg CPURNSA in December 2004 and the CPI for November 2003 was published and reported in December 2003.

Consumer Price Index. The amount of interest payable on the Notes on each relevant Interest Payment Date will be linked to changes in the Consumer Price Index. The Consumer Price Index for purposes of the Notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers ("CPI"), published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor ("BLS") and reported on Bloomberg CPURNSA or any successor service. The CPI for a particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for the Notes is the 1982-1984 average.

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The following table sets forth the CPI from January 1999 to November 2004, as published by the BLS and reported on Bloomberg CPURNSA:

MONTH	2004	2003	2002	2001	2000	1999
January	185.2	181.7	177.1	175.1	168.8	164.3
February	186.2	183.1	177.8	175.8	169.8	164.5
March	187.4	184.2	178.8	176.2	171.2	165.0
April	188.0	183.8	179.8	176.9	171.3	166.2
May	189.1	183.5	179.8	177.7	171.5	166.2
June	189.7	183.7	179.9	178.0	172.4	166.2
July	189.4	183.9	180.1	177.5	172.8	166.7
August	189.5	184.6	180.7	177.5	172.8	167.1
September	189.9	185.2	181.0	178.3	173.7	167.9
October	190.9	185.0	181.3	177.7	174.0	168.2
November	191.0	184.5	181.3	177.4	174.1	168.3
December		184.3	180.9	176.7	174.0	168.3

As stated in the risk factors, movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future. Actual changes in the CPI may be wider or more confined than those that have occurred in the past.

If the CPI is not reported on Bloomberg CPURNSA for a particular month by 3:00 PM on a Reset Date, but has otherwise been published by the BLS, SLM Corporation, in its capacity as the Calculation Agent, will determine the CPI as published by the BLS for such month using such other source as it deems appropriate.

In calculating CPIt and CPIt-12, the Calculation Agent will use the most recently available value of the CPI determined as described above on the applicable Reset Date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPIt and CPIt-12 used by the Calculation Agent on any Reset Date to determine the interest rate on the Notes (an "Initial CPI") is subsequently revised by the BLS, the Calculation Agent will continue to use the Initial CPI, and the interest rate determined will not be revised.

If the CPI is rebased to a different year or period, the base reference period for the Notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If, while the Notes are outstanding, the CPI is discontinued or substantially altered, as determined in the sole discretion of the Calculation Agent, the applicable substitute index for the Notes will be that chosen by the Secretary of the Treasury for the Department of Treasury's Inflation-Indexed Securities as described at 62 Federal Register 846-874 (January 6, 1997) or, if no such securities are outstanding, will be determined by the Calculation Agent in accordance with general market practice at the time.

        Rounding.    All values used in the interest rate formula for the Notes will be rounded to the nearest fifth decimal place (one-one hundred thousandth of a percentage point), rounding upwards if the sixth decimal place is five or greater (e.g., 9.876555% (or .09876555) would be rounded up to 9.87656% (or .0987656) and 9.876554% (or .09876554) would be rounded down to 9.87655% (or .0987655)). All decimals resulting from the calculation of the interest rate with the interest rate formula will be converted to a percentage. All percentages resulting from any calculation of the interest rate will be rounded to the nearest third decimal place (one thousandth of a percentage point), rounding upwards if the fourth decimal place is five or greater (e.g., 9.8765% (or .098765) would be rounded up to 9.877% (or .09877) and 9.8764% (or ..098764) would be rounded down to 9.876% (or .09876)). All dollar amounts used in or resulting from such calculation on the Notes will be rounded to the nearest cent (with one-half cent being rounded upward).

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RISK FACTORS

        Beginning February 15, 2005 and ending December 14, 2009, interest payable on the Notes is linked to changes in the level of the CPI during twelve-month measurement periods. An investment in notes indexed to the consumer price index entails significant risks that are not typically associated with investments in conventional floating rate or fixed-rate debt securities. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in these Notes and the suitability of the Notes in light of their particular circumstances. In addition, prospective investors should consider these special factors:

DURING CERTAIN INTEREST PERIODS, THE INTEREST RATE IS BASED UPON THE CPI. THE CPI ITSELF AND THE WAY THE BLS CALCULATES THE CPI MAY CHANGE IN THE FUTURE OR THE CPI MAY NO LONGER BE PUBLISHED.
Beginning February 15, 2005 and ending December 14, 2009, interest payable on the Notes is linked to changes in the level of the CPI during twelve-month measurement periods. There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the Notes. Accordingly, the amount of interest, if any, payable on the Notes, and therefore the value of the Notes, may be significantly reduced. If the CPI is substantially altered (as determined in the sole discretion of the Calculation Agent), a substitute index will be employed to calculate the interest payable on the Notes as described above.
DURING CERTAIN INTEREST PERIODS, THE INTEREST RATE ON THE NOTES MAY BE BELOW THE RATE OTHERWISE PAYABLE ON SIMILAR FIXED OR FLOATING RATE DEBT SECURITIES ISSUED BY US.
The interest rate on the Notes, if equal to the Spread or lower, including the minimum interest rate, would be below what we would currently expect to pay as of the date of this pricing supplement if we issued non-callable senior debt securities with a fixed or floating rate and similar maturity to that of the Notes.
DURING CERTAIN INTEREST PERIODS, THE INTEREST RATE ON THE NOTES MAY BE LESS THAN THE SPREAD AND, IN SOME CASES, COULD BE ZERO.
If the CPI does not increase during a relevant measurement period, which is likely to occur when there is little or no inflation, owners of the Notes will receive interest payments for that interest period equal to 1.25%, which is the Spread.

If the CPI decreases during a relevant measurement period, which is likely to occur when there is deflation, owners of the Notes will receive interest payments for that interest period less than the Spread. In some cases, owners of the Notes could receive only the minimum interest rate, which is 0.00%.
PAST LEVELS OF THE CPI ARE NOT AN INDICATION OF THE FUTURE LEVELS OF THE CPI AND THOSE LEVELS MAY CHANGE SUBSTANTIALLY.
Past levels of the CPI are not an indication of the future levels of the CPI during the term of the Notes. In the past, the CPI has experienced periods of volatility, including on a monthly basis, and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

Holders of the Notes will receive interest payments that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

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ADDITIONAL UNITED STATES FEDERAL
INCOME TAX CONSIDERATIONS

The following summary discusses the material U.S. federal income tax consequences of owning and disposing of the Notes being offered by this Pricing Supplement. This summary is based on interpretations of current federal tax authorities, including the Internal Revenue Code of 1986, as amended (the "Code"), regulations issued thereunder, and rulings, decisions and administrative pronouncements currently in effect (or in some cases proposed), all of which are subject to change or differing interpretations. Any such change or differing interpretation may be applied retroactively and may adversely affect the U.S. federal income tax consequences described herein. Persons considering the purchase of the Notes are urged to consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

This summary applies only to holders that purchase the Notes at initial issuance and hold the Notes as capital assets and not as part of a "straddle," "hedge," "synthetic security," or a "conversion transaction" for federal income tax purposes, or as part of some other integrated investment.

This summary does not discuss all of the tax consequences that may be relevant to a holder in light of the holder's particular circumstances or to holders subject to special rules (such as banks, thrifts, or other financial institutions, insurance companies, small business investment companies, S corporations, retirement plans or persons holding Notes in tax-deferred or tax-advantaged accounts, insurance companies, mutual funds, real estate investment trusts, regulated investment companies, securities dealers or brokers, investors whose functional currency is not the U.S. dollar, certain former citizens or residents of the United States, persons subject to the alternative minimum tax or tax-exempt organizations), and this summary does not discuss the tax consequences under the laws of any foreign, state or local taxing jurisdictions. Persons considering the purchase of Notes should consult their tax advisors regarding the application of U.S. federal income tax laws to their particular situations, as well as any tax consequences of the purchase, beneficial ownership and disposition of the Notes arising under the laws of any state, local or foreign taxing jurisdiction.

This discussion supplements the section captioned "United States Federal Taxation—Tax Consequences to U.S. Holders" in the Prospectus Supplement dated August 6, 2003. As used in this Pricing Supplement, the term "U.S. holder" means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

  •
  a citizen or resident of the United States;

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  a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state or political subdivision thereof (including the District of Columbia);

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  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  •
  a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust;

If a partnership (including any entity that is treated as a partnership for U.S. federal tax purposes) is a beneficial owner of a Note, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A beneficial owner of a Note that is a partnership, and partners in such a partnership, should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of a Note.

An individual may, subject to exceptions, be deemed to be a resident of the United States if that individual is present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for such purposes all of the days present in the United States in the current year, one-third of the days present in the immediately preceding year, and one->sixth of the days present in the second preceding year). The term "non-U.S. holder" means a beneficial owner of a Note that is not a "U.S. holder."

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Federal Income Tax Treatment of US Holders

General

There are no statutory provisions, regulations, published rulings, judicial decisions or other authorities addressing the federal income tax treatment of debt instruments with terms that are substantially similar to the Notes, and therefore the federal income tax treatment of the Notes is subject to some uncertainty. We intend to treat the Notes as "variable rate debt instruments" ("VRDIs") for federal income tax purposes. Each U.S. holder by purchasing a Note will agree to treat the Notes as VRDIs for federal income tax purposes, unless otherwise required by law. Except as otherwise provided in the section entitled "Possible Alternative Tax Treatment of the Notes," the balance of this summary assumes that the Notes are so treated.

Interest

A U.S. holder will be required to include in gross income payments of stated interest on the Notes when accrued or received, in accordance with its usual method of tax accounting, as ordinary interest income.

Sale, Exchange, Redemption, Repayment or Other Disposition of the Notes

Upon a sale, exchange, redemption, repayment or other disposition of a Note, a U.S. holder would generally recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange, redemption, repayment or other disposition (less any accrued and unpaid interest, which will be taxable as such) and the U.S. holder's tax basis in the Note, which would generally equal the U.S. holder's cost of the Note reduced by payments of principal on the Note. Such gain or loss will be long-term capital gain or loss if the U.S. holder held the Note for more than one year at the time of disposition. U.S. holders that are individuals are entitled to preferential treatment for net long-term capital gains; however, the ability of U.S. holders to offset capital losses against ordinary income is limited.

Possible Alternative Tax Treatment of the Notes

Because there are no statutory provisions, regulations, published rulings, judicial decisions or other authorities addressing the federal income tax treatment of debt instruments with terms that are substantially similar to the Notes, other treatments are possible. For example, it is possible that the Notes could be treated as "contingent payment debt instruments" for federal income tax purposes. If the IRS were successful in asserting that the Notes are contingent payment debt instruments, the timing and character of income thereon would be significantly affected.

For example, a U.S. holder would be required to include in income in each year an amount equal to the "comparable yield" of the Notes, which is generally equal to the yield at which the Issuer would issue a noncontingent debt instrument with terms and conditions similar to the Notes. In addition, a "projected payment schedule" would be computed as of the closing date that would produce the comparable yield. Furthermore, any gain realized on the maturity date or upon an earlier sale or exchange of the Notes would generally be treated as ordinary income, and any loss realized on the maturity date or upon a sale or other disposition of the Notes would be treated as ordinary loss to the extent of interest included as income in the current or previous taxable years by the U.S. holder in respect of the Notes, and capital loss thereafter.

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The federal income tax treatment of contingent payment debt instruments is summarized in the Prospectus Supplement dated August 6, 2003, under the caption "United States Federal Taxation—Tax Consequences to U.S. Holders- Contingent Payment Debt Instruments." Each U.S. holder is urged to consult its tax advisors regarding the possible treatment of the Notes as contingent payment debt instruments.

Information Reporting and Backup Withholding

Information reporting will apply to certain payments on the Notes (including interest and OID) and proceeds of the sale of Notes held by a US Holder that is not an exempt recipient (such as a corporation). Backup withholding may apply to payments made to a US Holder if (a) the US Holder has failed to provide its correct taxpayer identification number on IRS Form W-9, or (b) we have been notified by the IRS of an underreporting by the US Holder (underreporting generally refers to a determination by the IRS that a payee has failed to include in income on its tax return any reportable dividend and interest payments required to be shown on a tax return for a taxable year).

Backup withholding is not an additional tax and may be refunded (or credited against your US federal income tax liability, if any), provided, that certain required information is furnished. The information reporting requirements may apply regardless of whether withholding is required.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership, disposition and retirement of the notes. Prospective purchasers of the notes should consult their tax advisors concerning the tax consequences of their particular situations, including any tax consequences under the laws of any state, local or foreign tax jurisdiction.

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SLM Corporation

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ADDITIONAL TERMS OF THE NOTES
RISK FACTORS
ADDITIONAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS